UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)
(Amendment No. 2)

NovoCure Limited
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

G6674U 108
(CUSIP Number)

Scott Friedman Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 (212) 918-8299
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(March 7, 2017)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Volati Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,922,706 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,922,706 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,706 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of 1,216,789 ordinary shares and 705,917 ordinary shares which may be acquired for $3.59 per share on exercise of two warrants. The ordinary shares and the warrants are collectively referred to herein as the "Securities".

(2)	Based on the issuer's ordinary shares in the amount of 87,072,949 outstanding on February 16, 2017.

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed by the Reporting Person, with the United States Securities and Exchange Commission on February 16, 2016, as amended by Amendment No. 1 filed on August 5, 2016 (the "Statement"), relating to the ordinary shares, no par value per share, of NovoCure Limited, a Jersey (Channel Islands) corporation (the "Issuer"). This Amendment No. 2 is being filed to report that the Reporting Person is no longer the beneficial owner of more than five percent of the ordinary shares of the Issuer following the distribution described in Item 5(e) below and, therefore, has no further reporting obligation with respect to the ordinary shares. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the ordinary shares, no par value per share, of the Issuer, with its principal executive offices at Le Masurier House, La Rue Le Masurier, St. Helier, Jersey JE2 4YE.

Item 2.  Identity and Background.

a.
This statement is filed by Volati Limited a company organized under the laws of Jersey (Channel Islands) (the "Reporting Person"). The affairs of the Reporting Person are managed by CS Directors Limited, whose directors and authorized representatives are identified on Schedule A, attached hereto. The Reporting Person is beneficially owned by Oden Trust. The affairs of Oden Trust are managed by the trustee of Oden Trust, Church Street Trustees Limited, whose authorized representatives are the same individuals listed on Schedule A with respect to CS Directors Limited (collectively, with CS Directors Limited, Oden Trust and Church Street Trustees Limited, the "Identified Persons"). The Oden Trust was settled by Mr. Gert Lennart Perlhagen, who is a director of the Issuer, and its beneficiaries include Mr. Perlhagen. Mr. Perlhagen possesses no voting or investment power over the shares owned by the Reporting Person and Mr. Perlhagen disclaims ownership of such shares.

b.	The principal business address of the Reporting Person is Charter Place, 23-27, Seaton Place, St. Helier, Jersey JE115Y (Channel Islands).

c.	The principal business of the Reporting Person is investments, including investment in the Securities of the Issuer.

d.	Neither the Reporting Person nor any of the Identified Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Neither the Reporting Person nor any of the Identified Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	The Reporting Person is a company organized under the laws of Jersey (Channel Islands).

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:
On March 7, 2017, Oden Trust, which beneficially owns the Reporting Person, distributed 6,000,000 ordinary shares to Mr. Perlhagen.

Item 4.  Purpose of Transaction.
Item 4 is hereby amended to add the following:

a.
Oden Trust, which beneficially owns the Reporting Person, distributed 6,000,000 ordinary shares to Mr. Perlhagen on March 7, 2017.

The Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (b) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

The following sections of Item 5 are hereby amended and restated as follows:

a.	As of the date hereof, the Reporting Person beneficially owns 1,922,706 Securities which represents 2.2% of the total amount of outstanding shares of the Issuer.

c.
On March 7, 2017, Oden Trust, which beneficially owns the Reporting Person, distributed 6,000,000 ordinary shares to Mr. Perlhagen, who is a director of the Issuer and a beneficiary of the Oden Trust. Except for the distribution of 6,000,000 ordinary shares described herein and as reported in Item 3 above, the Reporting Person has not effected any transactions in the capital stock of the Issuer during the past sixty days.

e.	As a result of the distribution that occurred on March 7, 2017, the Reporting Person ceased to be the beneficial owners of more than five percent of the ordinary shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017

VOLATI LIMITED

By:	CS DIRECTORS LIMITED

/s/ Daniel Philip Toft
Name: Daniel Philip Toft
Title: Authorized Signatory

/s/ Stuart Edward McInnes
Name: Stuart Edward McInnes
Title: Authorized Signatory

SCHEDULE A
IDENTIFIED PERSONS
CS Directors Limited, a corporation organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is providing services as a fiduciary.
Oden Trust, a trust organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is investments.
Church Street Trustees Limited, a corporation organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is providing services as a fiduciary.

Name	Position	Citizenship	Principal Occupation	Business Address
Richard Michael Kearsey	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Brian Hamilton Morris	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Juan Luis Medina	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Siobhan Mary McGrath	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Elizabeth Anne Nursey	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Stuart Edward McInnes	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Daniel Philip Toft	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Julie Anne Gavin	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Samantha Kay Flambard	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Joanne Felicity Walton-Calvert	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Ross Leon de Biasi	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Sarah Jane Dawes	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y